UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  December 17, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___       Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: December 17, 2010	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                     Date: December 16, 2010
10-61-TR

Teck Announces Final Results of Debt Tender Offer

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) announced today the expiration and final results of its previously announced modified “Dutch Auction” cash tender offer (the “Tender Offer”) for the notes listed in the table below (together, the “Notes”).  Teck accepted US$650 million aggregate principal amount of Notes for purchase in the Tender Offer and expects to make payment for the accepted Notes on December 17, 2010.

Based on the terms of the Tender Offer, the clearing premium is determined to be US$30.00 per US$1,000 principal amount of Notes.  The Tender Offer is oversubscribed resulting in Notes tendered at the clearing premium being pro rated based on a pro ration factor of 0.27229297.

Upon retirement of the Notes purchased in the Tender Offer, Teck will have, through the three debt tender offers it has conducted in 2010, retired approximately US$2 billion of its high-yield debt, and refinanced US$1.45 billion at significantly reduced interest rates resulting in a reduction of interest expense of approximately US$150 million per year.

Details of the Notes accepted for purchase in the Tender Offer and the related Total Consideration per US$1,000 principal amount of Notes are as follows:

Title of Securities	CUSIP Numbers	Principal Amount Outstanding (US$)	Principal Amount Accepted (US$)	Total Consideration
10.75% Senior Secured Notes due 2019	878742AQ8/ 878742AN5/ C87392AC7	$1,306,778,000	$264,184,000	$1,315.00
10.25% Senior Secured Notes due 2016	878742AM7/ 878742AK1/ C87392AB9	$860,000,000	$200,547,000	$1,250.00
9.75% Senior Secured Notes due 2014	878742AJ4/ 878742AG0/ C87392AA1	$715,003,000	$185,269,000	$1,255.00

Holders who validly tendered and did not withdraw their Notes on or prior to 5:00 p.m., New York City time, on December 1, 2010 (the “Early Participation Date”) and whose Notes are purchased pursuant to the Tender Offer will receive the Total Consideration shown above for each US$1,000 principal amount of such Notes.  Holders who validly tendered their Notes after the Early Participation Date but prior to 12:01 a.m., New York City time, on December 16, 2010, and whose Notes are purchased pursuant to the Tender Offer, will receive the Total Consideration for each US$1,000 principal amount of such Notes, less an early participation payment of US$30.00 per US$1,000 principal amount of Notes.

The terms and conditions of the Tender Offer, including the conditions of Teck’s obligation to accept and pay for the Notes, are set forth in the Offer to Purchase dated November 17, 2010 and the related Letter of Transmittal distributed to holders of the Notes.

This news release is not an offer to sell, a solicitation to buy or an offer to purchase or sell any securities.

Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. acted as Dealer Managers for the Tender Offer.  Global Bondholder Services Corporation acted as the depositary and information agent.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements in this news release include statements concerning the amount of Notes to be purchased in the Tender Offer and the date of payment thereof.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that may cause actual results to vary include, but are not limited to, risks relating to conditions in financial markets and action by courts or governments to enjoin the purchase of the Notes.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck Resources
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Investor Contact:
Greg Waller
Teck Resources Limited
Tel.: (604) 699-4014
greg.waller@teck.com

Media Contact:
Marcia Smith
Teck Resources Limited
Tel.: (604) 699-4616
marcia.smith@teck.com